Via EDGAR	April 27, 2012

Securities and Exchange Commission

100 First Street N.E.

Washington, D.C. 20549

Attention: Ms. Tia Jenkins

Re:	DaVita Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-14106

Ladies and Gentlemen:

Thank you for your letter dated April 16, 2012, addressed to Kent Thiry of DaVita Inc. (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011 filed on February 24, 2012.

To facilitate the Staff’s review, we have reproduced the Staff’s comments in italics below. Our response then follows the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Judgments, page 63

1. We note you recognized goodwill impairment charges of $24 million relating to your ancillary business in the second quarter of 2011. In addition, during your 2011 fourth quarter earnings call you stated that 150 centers are currently losing money. Considering the above, with regard to your impairment testing, please provide us with, and confirm that in future Exchange Act filings you will disclose, the following:

•	Clarify what you consider a reporting unit and your basis;

•	Of the total number of reporting units to which goodwill is allocated, how many were impaired at the date of the most recent test;

•

Clarify how many reporting units, if any, were considered at risk of impairment (i.e., in step one of the impairment test, the reporting unit has a fair value that is not substantially in excess of its carrying value);

•

For any at risk reporting unit, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) the amount of goodwill allocated to the reporting unit, (iii) a description of the methods and key assumptions used and how the key assumptions were determined, (iv) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (v) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

We consider each of the operating segments described in footnote 24 to our consolidated financial statements included in our most recently filed Form 10-K to constitute an individual reporting unit for goodwill impairment testing purposes, with the exception of our new international dialysis operations segment, for which each sovereign jurisdiction represents a separate reporting unit.

A summary of our operating segments that carried current or previously impaired goodwill balances as of September 30, 2011 (our most recent annual test date for reporting units then existing) and as of December 31, 2011 is as follows:

	Goodwill carrying amounts (in thousands):
	As of September 30, 2011		As of December 31, 2011
Operating segment:
U.S. dialysis and related lab services	$4,725,023		$4,865,864
International dialysis operations	—		35,313
Infusion therapy services	31,853	*	31,853	*
Vascular access services	12,806		13,663
ESRD clinical research programs	264		264
Pharmacy services	19		19
Physician services	—	**	—	**

Consolidated carrying amount	$4,769,965		$4,946,976

*	reduced by an impairment of $24,000 recognized in the quarter ended June 30, 2011.
**	reduced by an impairment of $1,844 recognized in the quarter ended September 30, 2008.

Within our U.S. dialysis and related lab services operating segment, we consider each of our dialysis centers to constitute an individual business for which discrete financial information is available. However, we consider our dialysis centers to have substantially similar economic characteristics and have aggregated these components into a single reporting unit in light of the following.

Dialysis centers offer a highly standardized service everywhere they operate in the U.S. and require virtually identical inputs to provide that service across the country.

As a result, the excess return-generating prospects of any one dialysis center depend much more on factors that are centrally controlled by the Company and/or universally applied than on factors that are within the control or significant influence of local center management.

The most significant economic success factors for an individual dialysis center, a portfolio of dialysis centers, or a public company substantially comprised of dialysis centers include:

1.	Government dialysis reimbursement policy and rates,

2.	Pricing power on commercial revenue contracts with numerous insurance companies,

3.	Pricing power on a range of pharmaceuticals, medical supplies and dialysis machines,

4.	Scale economies on automated and highly efficient medical coding, billing, and collection technologies, and

5.	Continuous discovery and development of operating best practices with cross-training and implementation across the dialysis center portfolio.

Because of these factors, the bulk of our major resource-allocating decisions, capital expenditure programs and other significant internal investments within or for benefit of our dialysis reporting unit are undertaken for our dialysis center portfolio as a whole and not differentially for any one center or group of centers.

Given the scale economies mentioned above, the value of an individual dialysis center as part of the Company’s dialysis center portfolio typically meaningfully exceeds its value on a stand-alone operating basis. This reflects the synergistic (or shared) nature of the goodwill we recognize when we purchase dialysis centers.

The revenue levels and operating margins for individual dialysis centers can diverge meaningfully from time to time, due to changes in payor mix and, in particular, the temporary tenure of higher-paying commercial patients who happen to be referred to one of our centers by their physicians. However, since dialysis is universally covered by Medicare after the 33rd month, an individual patient’s tenure as higher-paying is always temporary.

While centers in some areas tend to reflect a higher recurrence of higher-paying patients than others, we expect each of our centers to maintain or return to an adequate operating profit margin over time, either individually or in combination with others. For example, there may be market- or payor-specific reasons to continue operating a particular center at low or little direct profitability for a period of time if doing so serves to protect or enhance profit at other centers. Strategic and tactical portfolio factors such as this reflect the synergistic nature of the excess return-generating capacity embedded in our dialysis operations.

We have applied a similar aggregation to each of our infusion therapy branches in our infusion therapy services reporting unit, to our consolidated vascular access service centers in our vascular access services reporting unit, and to our consolidated physician practices in our physician services reporting unit.

The Company also recognized goodwill from two acquisitions within our new international dialysis operating segment in November and December 2011 as well as a small acquisition within our new direct primary care operating segment in the first quarter of 2012. Our new direct primary care segment is comprised of two reporting units and each sovereign jurisdiction within our new international operations segment is considered a separate reporting unit. These two new operating segments, as well as our other non-U.S.-dialysis operating segments, are not material for reportable segment disclosure at this time.

For the Company’s operating segments not discussed above, no component below the level of the operating segment has been determined to constitute a discrete business under GAAP. As a result, these operating segments have each been deemed to constitute an individual reporting unit.

The remaining goodwill of none of our reporting units was considered at risk of further impairment due to the following:

•

Our U.S. dialysis and related lab services reporting unit was found to have a fair value significantly in excess of its carrying amount as of September 30, 2011, our last goodwill impairment test date.

•

The goodwill in our international dialysis operations segment has only recently been recognized from business combination transactions in November and December of 2011. There were no material changes in circumstances in the short period of time from the dates of those acquisitions through December 31, 2011 that would lead management to believe that the goodwill contained in those reporting units was at risk of impairment. The Company had no international dialysis operations that constituted a business prior to these acquisitions.

•

Our home infusion therapy reporting unit recognized a goodwill impairment of $24 million effective June 30, 2011 for the reasons described in footnote 24 to our consolidated financial statements included in our most recently filed Form 10-K. Given the recency of our June 30, 2011 reporting unit and implied goodwill fair value estimates and other fair value information, along with slight improvements in operating results and expectations for this unit after that time, we considered the likelihood that this reporting unit’s carrying value further exceeded its fair value as of September 30, 2011 to be remote.

•

Our vascular access services reporting unit was determined to have an estimated fair value in excess of its carrying amount as of September 30, 2011. The Company most recently appraised this reporting unit effective September 30, 2010 and elected to carry forward the estimated fair value of this reporting unit to September 30, 2011 based on an assessment of the conditions required therefore in ASC 35-20-35-29.

•	The remaining goodwill in our clinical research and pharmacy reporting units is not material and did not break the cost-benefit threshold for further review as of September 30, 2011.

Proposed disclosure in future Exchange Act filings, to the extent applicable:

In future interim and annual Exchange Act filings the Company will, in accordance with the goodwill disclosure provisions of ASC 350-20-50, disclose the following:

•	what we consider a reporting unit and our basis for that determination;

•	the total amount of goodwill carried in each of our reportable segments; and

•	the amount by which the goodwill of any reporting unit has been impaired during the current fiscal year or since our last annual goodwill impairment testing date.

The Company proposes that it further disclose the following only where material or otherwise necessary or appropriate for presenting a true and fair view of the Company’s financial condition:

•	how many reporting units, if any, were considered at risk of impairment as of the most recent reporting date;

•

for any reporting unit determined to be at risk of goodwill impairment, (i) discussion of the percentage by which fair value exceeded the carrying value as of the most recent test, (ii) the amount of goodwill allocated to the reporting unit, (iii) a description of the methods and key assumptions used and how the key assumptions were determined, (iv) a discussion of uncertainty associated with the key assumptions, and (v) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The disclosure language we will include in our Quarterly Report on Form 10-Q for the first quarter of 2012 and that we propose to include in our future Exchange Act filings for periods during which none of our reporting units are considered at risk of goodwill impairment is as follows (in italics):

Each of the Company’s operating segments described in [the notes to our financial statements] is considered to represent an individual reporting unit for goodwill impairment testing purposes, except that our new direct primary care segment is comprised of two reporting units and each sovereign jurisdiction within our new international operations segment is considered a separate reporting unit.

Within the U.S. dialysis and related lab services operating segment, the Company considers each of its dialysis centers to constitute an individual business for which discrete financial information is available. However, since these dialysis centers have similar operating and economic characteristics and resource allocation and significant investment decisions concerning these businesses are highly centralized and the benefits broadly distributed, the Company has aggregated these centers and deemed them to constitute a single reporting unit.

The Company has applied a similar aggregation to the infusion therapy branches in its infusion therapy services reporting unit, to the consolidated vascular access service centers in its vascular access services reporting unit, and to the physician practices in its physician services reporting unit. For the Company’s operating segments not mentioned above, no component below the level of the operating segment is considered a discrete business and therefore these operating segments directly constitute individual reporting units.

During the [first quarter of 2012], the Company did not record any goodwill impairment charges and, as of [March 31, 2012], none of the goodwill associated with the Company’s various reporting units was considered at risk of impairment. Since the date of the Company’s last annual goodwill impairment test, there have been no material developments, events, changes in operating performance or other changes in circumstances that would cause management to believe it is more likely than not that the fair value of any of its reporting units would be less than its carrying amount.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (253) 280-9501.

Sincerely,

/s/ James K. Hilger
James K. Hilger Interim Chief Financial Officer and Chief Accounting Officer